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                                                                 Exhibit (a)(25)

To: Participants in the Allied Group
    Employee Stock Ownership Plan

     As many of you know, Nationwide Mutual Insurance Company and its wholly owned subsidiary Nationwide Group Acquisition Corporation have announced a cash tender offer for all of the outstanding common stock of Allied Group, Inc. at a price of $47 per share, net to the seller in cash, without interest thereon. As a participant in the Allied Group Employee Stock Ownership Plan, you have the opportunity to decide whether to tender your shares held for your benefit by the Plan.

     If the tender offer is successful, you will be allocated $47 for every share in your account. Moreover, based on recent IRS guidance, we estimate that an additional $38 per share should be available for allocation to your account on the next allocation date. This additional allocation is based upon our estimate of the current number of unallocated and allocated shares held by the ESOP and the current ESOP debt. THEREFORE, WHEN COMPARED TO THE CLOSING PRICE ON MAY 15, 1998 (THE MOST RECENT TRADING DAY PRIOR TO THE ANNOUNCEMENT DATE OF THE OFFER) OF ALLIED GROUP, INC. COMMON STOCK OF $27.75, OUR CALCULATIONS SHOW THAT THE STOCK PORTION OF EACH TENDERING PARTICIPANT'S ACCOUNT WILL TRIPLE BASED ON THE OFFER PRICE AND THE ADDITIONAL ALLOCATION DESCRIBED ABOVE.

     THIS LETTER ACCOMPANIES TENDER OFFER MATERIALS TO HELP YOU MAKE AN INFORMED DECISION. UPON SUCCESSFUL CONCLUSION OF THE TENDER OFFER, NATIONWIDE WILL TERMINATE THE PLAN AND DISTRIBUTE THE BENEFITS TO THE PARTICIPANTS. ALL QUALIFYING ALLIED EMPLOYEES WILL THEREAFTER BE ELIGIBLE TO PARTICIPATE IN NATIONWIDE'S 401(K) PLAN.

     AS PART OF THE TERMINATION, ALL PARTICIPANTS' ACCOUNTS WILL BECOME FULLY VESTED AND NONFORFEITABLE. PARTICIPANTS CAN THEN CHOOSE TO ROLL OVER THE DISTRIBUTION TO AN IRA, ROLL OVER THE DISTRIBUTION TO NATIONWIDE'S 401(K) PLAN, OR OTHERWISE RECEIVE IT AS A TAXABLE DISTRIBUTION.

     We believe that your positive response will maximize your account and, therefore, strongly urge you to tender your shares. If you have any questions or would like more information, contact Georgeson & Company Inc., the information agent, at (800) 223-2064.

     Nationwide reaffirms its commitment to increase the current level of Allied employment, and looks forward to making its benefit programs available to its new employees.

     Your direction regarding your tender of shares is, by law and under the terms of the Plan, confidential. We encourage you to give your instructions to the Plan Trustee in order to accomplish the tender of your shares.

                              Very truly yours,

                              NATIONWIDE MUTUAL INSURANCE COMPANY

                              NATIONWIDE GROUP ACQUISITION CORPORATION
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                              LETTER OF DIRECTION

To: State Street Bank and Trust Company
    Trustee of the Allied Group Employee Stock Ownership Plan
    200 Newport Avenue, Room 7S
    North Quincy, MA 02171

Ladies and Gentlemen:

     The undersigned participant or beneficiary in the Allied Group Employee Stock Ownership Plan hereby directs you to tender all shares of Allied Group, Inc. attributable to my participation in the Plan to Nationwide Group Acquisition Corporation in response to its Offer to Purchase, dated May 19, 1998.

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